FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 6, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 6, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors announces Interim Organisational Changes

Mumbai, February 6, 2014: Tata Motors today announced that as an interim measure, consequent upon the sudden demise of the company's Managing Director, Mr. Karl Slym, a Corporate Steering Committee (CSC) will provide oversight of strategy and key aspects of the company's operations.

Mr. Cyrus P. Mistry will chair the CSC, which comprises all the current members of the company's Executive Committee (Mr. Ravindra Pisharody, Mr. Satish B. Borwankar, Mr. C Ramakrishnan, Dr. T. A. Leverton, Mr. Ranjit Yadav, Mr. Mamillapalle Venkatram, Mr. Ankush Arora and Mr. Rajesh Bagga).

Mr. Mistry will also chair New Product Design and Engineering Review meetings.

In connection with these changes, Mr. Mistry has issued the following statement:

"I was deeply saddened by the tragic and untimely demise of Karl Slym, Managing Director of Tata Motors.

"To ensure leadership continuity, the Board of Tata Motors has constituted a Corporate Steering Committee to oversee strategy execution and key aspects of operations; the Corporate Steering Committee will be chaired by me, and will include the current Executive Committee members. The Board expects to appoint a Managing Director in due course.

"As communicated to all Tata Motors employees by me on January 30, during the condolence meeting held in the memory of Karl, we will ensure that the company vigorously pursues and delivers on the strategy which had already been defined and which Karl was executing.

"As the company looks ahead, it is gratifying to note that several new product launches have taken place recently and a robust pipeline is being showcased at this year's Auto Expo. I am confident that Tata Motors will sustain its strong leadership in the Indian Automobile industry."

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.